Exhibit 2

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this “Agreement”) is entered into as of August 21, 2005, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Fortissimo Capital Fund GP, LP on behalf of the several limited partnerships for which it serves as the general partner, as well as on behalf of any third party investors (the “Lead Investor”) together with any subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A, a copy of which will be attached to this Agreement prior to the Closing or any other person or entity listed in Schedule A and agreed to by the Company (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the Company wishes that the Investors make an investment in the Company and the Investors agree to make an investment in the Company, upon the terms and conditions set forth herein;

NOW, THEREFORE, the parties agree as follows:

1.	INTERPRETATION; DEFINITIONS

1.1.	The headings of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

1.2.	In this Agreement, the following capitalized terms shall have the meanings set forth below and all terms defined in the recitals to this Agreement and below are incorporated herein by reference:

1.2.1.	“Board” means the Company’s board of directors.

1.2.2.	“Debt Restructuring Agreement” shall have the meaning ascribed to it in Section 4.2.1(d)

1.2.3.	“Escrow Agent” means Adv. Jonathan Schwartz.

1.2.4.	“Fully Diluted Basis” means all issued Ordinary Shares, and all outstanding options, warrants or any other securities issued by the Company, which are convertible or exchangeable into Ordinary Shares.

1.2.5.	“Management Agreement” means that certain Management Agreement referred to in Section 10 below, in the form attached hereto as Schedule 10.3.

1.2.6.	“Ordinary Shares” means ordinary shares of the Company, nominal value NIS 1.00 per share.

1.2.7.	“Registration Rights Agreement” means that certain Registration Rights Agreement referred in Section 9 below, in the form attached hereto as Schedule 9.

2.	INVESTMENT; ACQUIRED SHARES; GRANT OF WARRANTS

2.1.	At Closing (as defined below), the Company shall issue and the Investors shall acquire 34,285,714 newly issued Ordinary Shares (the “Acquired Shares”) in accordance with the terms of this Section 2, free and clear of any lien, encumbrance, debt, or any other third party right whatsoever at a price per share of US$0.35 (the “Price Per Share”) and for an aggregate purchase price of US $12,000,000 for all the Acquired Shares (the “Purchase Price”). Actual issuances and purchase of the Acquired Shares shall be in accordance with the terms and conditions set forth in the sub-Sections below of this Section 2.

2.2.	The Purchase Price shall be paid to the Company in three installments as follows: (i) US$5,000,000 at the Closing (the “1st Installment”), (ii) US$5,000,000 on the date which is not later than 90 days following the Closing (the “2nd Installment”), and (iii) US$2,000,000 on the first anniversary of the Closing (the “3rd Installment”).

2.3.	At the Closing, the Company shall issue to the Investors 25,714,286 warrants to in accordance with the terms of this Section 2 (the “Warrants”) exercisable into 25,714,286 newly issued Ordinary Shares (the “Warrant Shares”) for an exercise price of US$0.40 per Warrant Share (the “Exercise Price”). Upon issuance, the Warrant Shares shall be free and clear of any lien, encumbrance debt, or any other third party right whatsoever. A form of the Warrants to be issued to the Investors is attached hereto as Schedule 4.2.1(c). Actual grants of the Warrants shall be in accordance with the terms and conditions set forth in the sub-Sections below of this Section 2.

2.4.	The Warrants shall be issued to the Investors at the Closing for no additional payment or consideration. The Warrants may be exercised by the holders thereof in whole or in part, against payment of the applicable Exercise Price per Warrant Share, at any time, from time to time, from the Closing and until the fifth (5th) anniversary thereof (the “Exercise Period”). All unexercised Warrants shall expire immediately after the end of the Exercise Period.

2.5.	On and subject to the terms and conditions of this Agreement, at the Closing, the Company shall sell, issue and allot to: (i) each Investor, the number of 1st Installment Acquired Shares and 1st Installment Warrants set forth against its name on Schedule A (the “1st Installment Securities”), to be issued to each Investor, (ii) to the Escrow Agent, the number of 2nd Installment Acquired Shares and 2nd Installment Warrants (the “2nd Installment Securities”) of which the Escrow Agent will transfer to the Investors the number of 2nd Installment Securities set forth against their name on Schedule A, and (iii) to the Escrow Agent, the number of 3rd Installment Acquired Shares and 3rd Installment Warrants (the “3rd Installment Securities”) of which the Escrow Agent will transfer to the Investors the number of 3rd Installment Securities set forth against their name on Schedule A. Notwithstanding anything to the contrary contained herein, Schedule A may be amended at the Lead Investor’s sole discretion prior to the date of the 2nd Installment and/or the 3rd Installment (including to reflect an increased portion of the investment to be made by the Lead Investor), provided that any new Investor acquires securities subject to the terms and conditions of this Agreement pursuant to a Joinder Agreement in the form attached hereto as Schedule 2.5.

2.6.	To ensure full performance of the obligations and undertakings of the Company and the Investors in connection with the 2nd Installment and the 3rd Installment, at the Closing, the Company shall issue and allot to the Escrow Agent the 2nd Installment Securities and the 3rd Installment Securities (collectively, the “Escrow Securities”), to be held by the Escrow Agent in trust for the Company and the Investors according to the number of Escrow Securities set forth against each Investor’s name on Schedule A. The Escrow Agent shall hold the Escrow Securities in trust and release and transfer them to Investors upon receipt of a confirmation from the Company’s bank, with respect to each Investor, that such Investor paid its applicable portion of the 2nd Installment or the 3rd Installment set forth against such Investor’s name on Schedule A. All of the Escrow Agent’s duties, rights and instructions in connection herewith shall be as set forth in the Escrow Agreement attached hereto in Schedule 2.6(a)(the “Escrow Agreement”), executed by the Company, Escrow Agent and the Investors on or prior to the date of Closing. For the avoidance of doubt, for all purposes hereunder, until the date of payment by the Investors of the 2nd Installment or the 3rd Installment, as the case may be, the Escrow Agent shall vote, execute written instruments and/or exercise any other rights of holders in connection with the Escrow Securities pursuant to the written instructions of the Lead Investor. In order to facilitate the release of the Escrow Securities from the Escrow Agent to the Investors upon payment by the Investors of the 2nd Installment or the 3rd Installment, as applicable, the Escrow Agent and Investors shall each execute transfer instruments in the form attached hereto as Schedule 2.6(b), which transfer instruments will be held by the Escrow Agent together with the Escrow Securities.

2.7.	In addition to the foregoing, on or prior to August 30, 2005, the Investors shall deposit with the Escrow Agent an amount of US$1,000,000 on account of the aggregate Purchase Price (the “Escrow Amount”). The Escrow Amount shall include any and all interest accumulated thereon whilst in escrow, and shall be released according to the following:

(a)	If the Closing takes place, the Escrow Agent shall, upon receipt of written confirmation from the Company and the Lead Investor, transfer the Escrow Amount to the Company. In these circumstances, the Escrow Amount shall be deducted from the 1st Installment due and payable by the Investors at Closing.

(b)	If the Closing does not take place due to: (i) the election of the Lead Investor in accordance with the provisions of Sections 10.5 (Due Diligence) or 10.6 (Adverse Event), (ii) the Company’s failure to enter into the Debt Restructuring Agreement within the twenty-one (21) days set forth in Section 10.1 below, or (iii) the Company’s failure to effect the Closing, then the Escrow Agent shall, upon receipt of written instructions from the Lead Investor that the Closing did not take place for any one of such reason(s), transfer the Escrow Amount to the Investors.

(c)	If the Closing does not take place due to the election of the Lead Investor for reasons other than those provided for under Sections 10.5 (Due Diligence) and 10.6 (Adverse Event), then, as the Company’s sole remedy, the Escrow Agent shall transfer the Escrow Amount to the Company as an investment by the Investors at a purchase price per share equal to the Price Per Share against the issuance by the Company of 2,857,143 Ordinary Shares. Notwithstanding the above, in the event that within twelve (12) months of the date hereof the Company consummates a private placement at a per share price lower than the Price Per Share (the “Lower Price”), then the Investors will be issued promptly such number of additional Ordinary Shares as may be required to reflect the investment by the Investors of the Escrow Amount at such Lower Price.

2.8.	In the event that an Investor shall fail to pay its portion of the 2nd Installment or the 3rd Installment when due in accordance with this Section 2, as applicable, then, without derogating from any other remedy which may be available to the other parties to this Agreement, under this Agreement or under applicable law, all the then remaining Escrow Securities issued to such Investor at the Closing under this Agreement shall be cancelled by the Company in accordance with applicable law.

3.	TERMS OF ACQUIRED SHARES AND WARRANT SHARES

The Acquired Shares and Warrant Shares shall, when issued to the Investors and the Escrow Agent, have such rights, preferences and obligations as are set forth in the Company’s Articles of Association from time to time. For avoidance of doubt, the Acquired Shares and any Warrant Shares exercised by the Investors and held by the Escrow Agent, shall, while held by the Escrow Agent, be deemed to be fully paid up for the purpose of voting rights. Such shares shall be voted in accordance with the provision of Section 2 above and the provisions of the Escrow Agreement.

4.	CLOSING

4.1.	The transactions contemplated hereby, other than the payment by the Investors of the 2nd Installment and the 3rd Installment, shall take place at a closing (the “Closing”) to be held at the offices of Amit, Pollak, Matalon & Ben Naftali, Erez & Co., NYP Tower 19th Floor 17 Yitzhak Sade Street, Tel Aviv, Israel, within: (i) seventy (70) days from the date of this Agreement or at such other date, time and place as the Company and the Lead Investor shall have mutually agreed to.

4.2.	At the Closing, the following transactions shall occur simultaneously:

4.2.1.	The following documents shall have been provided to the Lead Investor:

(a)	a resolution of the Board in the form attached hereto as Schedule 4.2.1(a): (i) authorizing the execution, performance and delivery of this Agreement and all related documents thereunder, (ii) approving the Debt Restructuring Agreement, (iii) approving the Management Agreement, and (vi) approving the issuance of all the Acquired Shares and the Warrants on the date of Closing, conditional upon payment of the 1st Installment of the Purchase Price and the reservation of the Warrant Shares;

(b)	minutes of the general meeting of the Company’s shareholders signed by the chairman of the meeting to be attached as Schedule 4.2.1(b): (i) approving the terms of this Agreement and the transactions contemplated hereunder, including but not limited to the Registration Rights Agreement, and (ii) approving the terms of the Management Agreement; (iii) approving any necessary amendments to the Company’s Articles of Association; and (iv) approving the procurement of the Policy (as defined in Section 11.3 below);

(c)	the Warrants in the form attached hereto as Schedule 4.2.1(c) duly executed by the Company and issued to each Investor and to the Escrow Agent, in the amounts set forth in Schedule A;

(d)	executed rearrangement and rescheduling agreement of the Company’s debts with Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. (hereinafter, the “Banks”), which will be acceptable to Lead Investor, a copy of which will be attached to this Agreement as Schedule 4.2.1(d) (the “Debt Restructuring Agreement”);

(e)	irrevocable instructions to the Company’s transfer agent in the form of Schedule 4.2.1(e) to issue as soon as is reasonably practicable to the Investors and the Escrow Agent share certificates for the Acquired Shares; together with signed notices to the Registrar of Companies regarding the shares to be issued in the names of the Investors and the Escrow Agent pursuant to this Agreement.

(f)	A compliance certificate, in the form attached hereto as Schedule 4.2.1(f) duly executed by the Chief Executive Officer of the Company, dated as of the date of the Closing, confirming and certifying that the representations and warranties set forth in Section 7 of this Agreement are true and correct as of and through the date of Closing, that the Company has performed and complied with all its covenants, agreements, and undertakings as set forth herein and that no Adverse Event, as defined in Section 10.6 below, has occurred after signing and prior to Closing.

4.2.2.	The Company and the Investors shall execute and deliver the Registration Rights Agreement attached hereto as Schedule 9.

4.2.3.	The Company and the Lead Investor shall execute and deliver the Management Agreement attached hereto as Schedule 10.3.

4.2.4.	Each of the Investors shall pay to the Company its proportional share of the 1st Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior to the Closing.

4.3	In the event that the Company fails to effect the Closing, the Lead Investor will have, as a sole remedy in such event, a right of first refusal with respect to any offer to make an investment in the Company made by a third party within one hundred and eighty (180) days from the date of termination of this Agreement (the “Third Party Offer”), to make such investment under the same terms of the Third Party Offer. The provisions of this Section 4.3 shall not apply if the Company’s failure is due to: (i) the Company’s inability to enter into the Debt Restructuring Agreement under Section 10.1; or (ii) the lack of shareholders’ approval to this Agreement.

5.	CLOSING CONDITIONS

5.1.	The Closing of the transactions contemplated hereunder and the obligations of the Investors are subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Lead Investor:

5.1.1.	receipt by the Company of the approval of any required regulatory or governmental authority, if any;

5.1.2.	the execution of the Debt Restructuring Agreement, a copy of which will be attached to this Agreement as Schedule 4.2.1(d);

5.1.3.	the Company’s obtaining all required corporate approvals, including the approval of the Company’s shareholders for the terms of this Agreement and the transactions contemplated hereunder and any other related transaction;

5.1.4.	the Banks’ approval of this Agreement and the transactions contemplated hereunder; and

5.1.5.	written confirmation from the Company that it views the Voting Agreement by and among the Company and Dan Purjes, dated January 23, 2005 is in full force and effect as of the date of the Closing, and that the Company has not waived and/or amended any term thereunder.

5.2.	The Closing and the obligations of the Company to issue the Acquired Shares and the Warrants to the Investors are subject to the following conditions precedent, any one or more of which may be waived in whole or in part by the Company:

5.2.1.	the payment by the Investors of the 1st Installment of the Purchase Price at the Closing; and

5.2.2.	Approval of this Agreement and the transactions contemplated thereunder by any required corporate action by the Investors.

6.	CAPITALIZATION

6.1.	All prices and/or quantities in this Agreement for the Acquired Shares and Warrants shall be subject to adjustment in any recapitalization event – stock split, reverse stock split, bonus shares, reclassification and other changes in the structure of the share capital of the Company.

6.2.	The Company agrees and undertakes that until the Closing it will not sell issue, allot, grant or transfer in any other way any shares, options, warrants or any other securities which are convertible or exchangeable into shares of the Company (collectively, the “Securities”) to any person or entity, except for (a) issuances of Ordinary Shares to holders of Securities which are outstanding on the date hereof pursuant to the respective terms and conditions of those Securities, (b) grants of options to purchase Ordinary Shares to employees, officers and directors under the Company’s approved plans and obligations, provided, however, that on the aggregate, the Company will not grant more that 500,000 options, or (c) as approved in advance and in writing by the Lead Investor.

7.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to the Investors, and acknowledges that the Investors are entering into this Agreement in reliance thereon, as follows:

7.1.	Organization. The Company is duly organized and existing under the laws of the state of Israel as a public company limited by shares pursuant to the Companies Law, and registered by the Registrar of Companies as a public company, number 52-003986-8.

7.2.	Validly Existing. The Company validly exists as a company under the laws of the State of Israel. The Company has the full corporate power and authority to conduct its business as currently conducted and the Company had at all relevant times the full corporate power and authority to conduct its business as previously conducted.

7.3.	Public Listing. Between October 1995 and May 2005 the Ordinary Shares of the Company were registered for trading on the Nasdaq. On May 17, 2005, the Company’s Ordinary Shares have been de-listed from trade on Nasdaq. If and when the Company is able to relist on Nasdaq or any other exchange or stock market, the Acquired Shares and the Warrant Shares underlying the Warrants, when issued, will qualify for listing on Nasdaq or such other exchange or stock market subject to applicable law.

7.4.	Share Capital. The registered share capital of the Company is NIS 120,000,000 divided into 120,000,000 Ordinary Shares, of which no more than 26,205,681 Ordinary Shares are issued and outstanding as of July 31, 2005. In addition, as of July 31, 2005 the Company had issued and outstanding options, warrants and other securities exercisable into no more than 10,492,780 Ordinary Shares. Since July 31, 2005 there have been no change in the Company’s share capital, except for issuances and grants of Securities in accordance with Section 6.2 above.

7.5.	Full Disclosure. To the best of the Company’s knowledge, the annual report on Form 20-F of the Company for the year ended December 31, 2004 which was filed with the United States Securities Exchange Commission on July 15, 2005 (the “20-F Form”) and all subsequent filings filed by the Company (copies of which are attached hereto as Schedule 7.5) do not incorporate or contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

7.6.	Financial Statements

(a)	True and complete copies of: (i) the audited consolidated balance sheet of the Company as at December 31, 2004, and the related audited consolidated statements of operations, changes in shareholders’ equity and cash flows of the Company for the year then ended, together with the notes thereto and the report of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) relating thereto (the “2004 Financial Statements”), and (ii) the Company’s preliminary, unaudited and not reviewed financial results for the period ended June 30, 2005 (the “2005 Quarterly Results”), are attached hereto as Schedule 7.6(a).

(b)	The 2004 Financial Statements are accurate and complete in all material respects, and the dollar amount of each line item included therein will be accurate in all material respects. The 2004 Financial Statements and to the Company’s best knowledge, the 2005 Quarterly Results, present fairly in all material respects the financial position of the Company as of the date thereof and the results of operations, changes in shareholders’ equity and cash flows of the Company for the periods covered thereby. The 2004 Financial Statements were prepared in accordance with U.S. GAAP, applied on a consistent basis throughout the periods covered.

7.7.	Reports. The Company has timely filed, or caused to be filed, with the appropriate authorities or got extension for, all filings, reports and returns required to be filed by it, or with respect to it, its business, operations or assets, including, without limitation, all tax returns, and as of the time of filing, such filings, reports and returns were true and complete in all material respects.

7.8.	Due Authorization. The Acquired Shares, Warrants, Warrant Shares, when issued, at the Closing or upon exercise of the Warrants, as applicable, shall all be duly authorized, validly issued, and upon payment of applicable Price Per Share and/or the Exercise Price thereof – fully paid, non-assessable and clear and free from any lien, encumbrance, or any other third party right whatsoever.

7.9.	Approvals. The execution and delivery of this Agreement and the full performance of all other obligations and undertakings of the Company contemplated hereunder including the issuance of the Acquired Shares, the grant and issuance of the Warrants, the issuance of the Warrant Shares, shall have been duly approved by the Board. Shareholder approval under applicable law, will be sought by the Company prior to the completion of the Closing. Subject to such approval, all acts required to be taken by the Company to authorize the execution and delivery of this Agreement, the performance of each of its obligations hereunder and the consummation of the transaction contemplated hereunder have been duly taken and are legally valid and in full force and effect.

7.10.	No Violation. The execution and delivery of this Agreement and the performance of and compliance with all other obligations and undertakings of the Company contemplated hereunder do not and will not result in a violation of, or conflict with, or constitute a default, or give rise to any right of termination, cancellation or acceleration or the loss of any benefit under: (i) the Amended and Restated Articles of Association of the Company; (ii) any note or material contract, in any form, to which the Company is a party or by which it or any of its property is bound or affected having an adverse material effect on the Company; or (iii) any applicable law in any relevant jurisdiction, order, injunction, or judgment of any court or governmental bureau or authority, domestic or foreign, or any arbitration award applicable to it or any of its properties or assets.

7.11.	Compliance with Laws. The Company is not aware of a material violation of any applicable statute, rule, regulation, order or restriction of any domestic Israeli or, to the Company’s knowledge, foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which has had, or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the Company. The Company has all material franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

7.12.	No Integrated Offering. Neither the Company, nor any person acting on its behalf, has directly or indirectly made any offers or sales of any security or solicited any offers to buy any security under circumstances that would cause the offering of the Acquired Shares, the Warrants and the Warrant Shares pursuant to this Agreement to be integrated with prior offerings by the Company for purposes of the Securities Act of 1933, as amended (the “Securities Act”) such that would subject the offering, issuance and sale of the Acquired Shares, the Warrants and the Warrant Shares hereunder to the registration requirements of Section 5 of the Securities Act, nor will the Company take any action or steps that would cause the offering of the Securities to be integrated with other offerings

7.13.	Binding Obligation. This Agreement, when executed and delivered by or on behalf of the Company, shall, subject to the shareholders’ approval and other consents to be obtained by the Company on or before the date of Closing under any applicable law, constitute the valid and legally binding obligation of the Company, legally enforceable against the Company in accordance with its terms. There is no consent, approval, order, license, permit, action by, or authorization of, or filing with any governmental authority (including any notifications) or any person that is required to be obtained or made on the part of the Company prior to the Closing that has not been, or will not have been, obtained by the Company prior to the Closing in connection with the valid execution, delivery, and performance of this Agreement.

7.14.	Brokers’ or Finders’ Fees. No agent, finder or broker acting on behalf of or under the authority of the Company, is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, in the event of any breach of the provisions of this Section, the Company shall fully indemnify and compensate the Investors for any damage or loss, which they actually incur due to such breach.

7.15.	Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and as of the date of Closing.

8.	REPRESENTATIONS REGARDING THE INVESTORS AND THE ACQUIRED SHARES

Each Investor hereby represents and warrants to the Company, and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

8.1.	Organization. Each Investor has been duly organized and validly exists under the laws of the jurisdiction of its formation. Each Investor has all requisite power and authority to execute and deliver this Agreement and other agreements contemplated hereby or which are ancillary hereto and to consummate the transactions contemplated hereby.

8.2.	Enforceability. This Agreement, when executed and delivered by the Investor, will constitute a valid, binding, and enforceable obligation of the Investor subject to the fulfillment of the conditions precedent as set forth in Section 5 hereinabove.

8.3.	Authorization. The execution and delivery of this Agreement and the performance of the obligations of such Investor will be duly authorized by all necessary corporate action prior to Closing, and the fulfillment of and compliance with the respective terms and provisions hereof and thereof, and the consummation by such Investor of this Agreement do not and will not conflict with, or violate any provision of, any law having applicability to such Investor or any of its respective assets; or result in any breach of, or constitute a default under any agreement to which such Investor is a party, except as would not have a material adverse effect on the Investor that would prevent in any way such Investor from performing its obligations and undertakings under this Agreement.

8.4.	Accredited Investor. Each Investor represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this Agreement and to purchase the Acquired Shares and the Warrants.

8.5.	Absence of Registration. Each Investor understands, acknowledges and agrees that the Acquired Shares, the Warrants and the Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States or to US persons unless such shares are registered under the Securities Act and applicable state securities laws, or an exemption from the registration requirements of the Securities Act and such state securities laws is available. The Investors understand that the certificate evidencing the Acquired Shares and the Warrant Shares will be imprinted with a legend in substantially the following form:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT, OR AN OPINION OF COUNSEL FOR THE HOLDER OF THE SHARES SATISFACTORY TO NUR MACROPRINTERS LTD., THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT.”

8.6.	Investment Purpose. Each Investor represents and agrees that the Acquired Shares, the Warrants and the Warrant Shares are purchased and issued for investment purposes, for its own account, and without present intention to sell or distribute them other than under applicable securities laws and the terms of this Agreement.

8.7.	Receipt of Information. Without derogating from the Company’s undertakings under this Agreement, including the accuracy of all representations and warranties made by it, at the Closing, each Investor will be deemed to have confirmed that it has reviewed the previous public filings of the Company and it received such information and has conducted such independent examinations as it deemed necessary.

8.8.	Brokers’ or Finders’ Fees. No agent, finder or broker acting on behalf of or under the authority of such Investor, is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with the transactions contemplated hereby. Notwithstanding anything herein to the contrary, in the event of any breach of the provisions of this Section, such Investor shall fully indemnify and compensate the Company for any damage or loss, which they actually incur due to such breach.

8.9.	Effectiveness. Each representation and warranty herein is deemed to be made on the date of this Agreement (unless specifically stated otherwise) and as of the date of Closing.

9.	REGISTRATION RIGHTS

The Investors shall be granted with certain registration rights with respect to the Acquired Shares and the Warrant Shares as set forth in the Registration Rights Agreement attached hereto as Schedule 9 (the “Registration Rights”).

10.	ACTIONS PRIOR TO CLOSING

10.1.	Debt Restructuring Agreement. The Board shall have approved and executed within twenty-one (21) days of the date hereof, the Debt Restructuring Agreement with the Banks, a copy of which will be attached to this Agreement as Schedule 4.2.1(d). In the event that the Company shall have not entered into the Debt Restructuring Agreement within the aforementioned period, then the Investors may terminate this Agreement with no further liability and receive the Escrow Amount.

10.2.	General Meeting of Shareholders. Subject to the DD Completion under Section 10.5 and the Company entering into the Debt Restructuring Agreement under Section 10.1, the Company will convene a general meeting of its shareholders to such a date that will be not later than one business day before the date set for Closing, to approve, among other things, the terms of this Agreement. The proxy statement materials will be provided to the Lead Investor for its review.

10.3.	Management Agreement. The Company and the Lead Investor shall enter on or before the Closing into a Management Agreement in the form attached hereto as Schedule 10.3, pursuant to which the Lead Investor shall provide management services to the Company in consideration for an annual management fee of US $250,000 and the Management Agreement shall be subject to the approval of the Company’s general meeting of the shareholders.

10.4.	Board of Directors. The Company undertakes that following the Closing the Investors shall be able to elect a majority of the Board, regardless of the number of members composing the Board. The Company shall effect such undertaking at a meeting of shareholders, held on or prior to the date of Closing, at which meeting shall be appointed those nominees proposed by the Lead Investor to serve, as members of the Board effective immediately after the Closing.

10.5.	Due Diligence. The Lead Investor may decide not to proceed with the investment hereunder if its findings after completion of its due diligence, including financial and legal due diligence are not to its satisfaction. The Investors shall have a 21-day period commencing immediately following the execution of this Agreement to complete their due diligence (the completion of such due diligence shall be referred to as the “DD Completion”). If the Investors are not satisfied with the due diligence results during said period, then the Investors will not be obligated to consummate the transaction contemplated hereunder.

10.6.	Adverse Events. If at any time prior to the Closing, the Lead Investor becomes aware of a particular event or circumstances not in the Company’s ordinary course of business that are unknown to the Company or are known to the Company and not reported to the Investors, which have, in the aggregate, an adverse effect on the Company of US$3,000,000 (the “Adverse Event”), then, the Lead Investor may decide not to proceed with the investment hereunder. It is agrees that “Adverse Event” shall also include circumstances that prevent the Company from holding the general meeting of shareholders for approval of this Agreement on or before the date set for Closing.

10.7.	Ordinary Course. As of the date hereof and until the date of closing, the Company: (i) shall conduct its business solely in the ordinary course of business as is conducted on the date hereof; and (ii) shall not declare or pay any dividends or make any other distributions or payments with respect to its share capital.

11.	ACTIONS FOLLOWING THE CLOSING

11.1.	On the date which is not later than ninety (90) days following the Closing, each of the Investors shall pay to the Company its proportional share of the 2nd Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Investors the appropriate portion of the Escrow Securities.

11.2.	On the first anniversary of the Closing, each of the Investors shall pay to the Company its proportional share of the 3rd Installment of the Purchase Price as set next to its name on Schedule A, by way of instructing a bank transfer to the Company’s account, pursuant to wiring instructions given in writing by the Company prior thereto, and the Escrow Agent shall release to the Investors the appropriate portion of the Escrow Securities.

11.3.	Subject to any other provisions in law, the Investors will act and exercise their position as controlling shareholders in the Company in any required way so that the Company will continue to hold its directors and officers liability policy (the “Policy”) in accordance with and in the amounts that are in effect as of the date hereof, this being for at least four (4) years from the date of Closing so that the Policy will apply to obligations and liabilities of the Company’s directors and officers who serve in office in the Company and/or in companies controlled by the Company, before the date of Closing for any wrongful act, omission, or event that preceded such date, all this being subject to the conditions of the current policy and its exclusions.

12.	NON-DISCLOSURE

12.1.	The terms and conditions described in this Agreement, including its existence, shall be confidential information and neither of the parties shall disclose or reveal it to any other person, firm, corporation or other third party, except (i) as required under any applicable law, or (ii) otherwise explicitly agreed between the Company and the Lead Investor. If either party determines that one of the foregoing exceptions has occurred, it shall, to the extent possible, consult with the other party prior to any such disclosure.

12.2.	In the event that the Closing does not occur, the parties’ respective obligations of confidentiality under this Agreement shall nonetheless survive.

12.3.	The provisions of this Section 12 are subject to and do not deem to amend or replace that certain letter agreement regarding confidentiality, which was entered between the parties on June 22, 2005, a copy of which is attached hereto as Schedule 12.3.

13.	NO SHOP

During a period ending sixty (60) days following the signing of this Agreement the Company or any person acting on its behalf (a) shall not solicit, negotiate and/or accept any financing or investment offers by other parties without the written consent of the Lead Investor, and (b) shall not declare or make any distribution to shareholders or enter into any new transaction with any “Interested Party”, as defined in the Israeli Securities Act, 1968, as amended.

14.	INDEMNIFICATION

14.1.	Each party agrees that to the fullest extent permitted by applicable law, it will indemnify and hold the other party harmless against and in respect of any and all loss, liability, deficiency or damage, or actions in respect thereof (including reasonable legal fees and expenses), occasioned by: (i) any breach of this Agreement; (ii) any falsity of any representations or warranties of such party or any certificate or other instrument furnished by that party hereunder; or (iii) any liability that is derived from an act or omission that has been committed prior to the date hereof, but that becomes known hereafter.

14.2.	Notwithstanding the foregoing, no claims shall be asserted unless the cumulative amounts claimed for is in excess of US$100,000 and under no circumstances shall any party be entitled to indemnification hereunder in an amount greater than the Purchase Price.

14.3.	The remedies specified in this Section 14 shall be the sole and exclusive remedy to which the parties are entitled with regard to any losses or damages caused to them with regard to the breaches described in Section 14.1 above.

15.	MISCELLANEOUS

15.1.	Governing Law and Jurisdiction. This Agreement and the transactions contemplated hereunder shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to rules respecting conflict of law that would cause the laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction to hear and resolve any disputes among the parties related to this Agreement.

15.2.	Expenses. The Company and the Investors will each bear their own legal and other expenses with respect to the transaction contemplated herein; except that, the Company will pay legal and other fees and actual expenses incurred by the Lead Investor in the amount of up to seventy-five thousand United States dollars (US$75,000) plus VAT which amount shall be reduced to fifty thousand United States dollars (US$50,000) plus VAT in the event that the transaction is not consummated, in each case, provided that the Lead Investor deposited the Escrow Amount under the terms of Section 2 above.

15.3.	Preparation of Financial Statements. At the request of the Lead Investor the Company will prepare and provide the Investors with financial statements of the Company prepared according to Israeli GAAP. Said financial statements will be submitted to the Lead Investor together with the financial statements of the Company provided that the request by the Lead Investor is given 30 days in advance.

15.4.	Public Release. Without limiting the generality of the parties’ Non-Disclosure obligations and subject to any duty imposed by any applicable law, the parties agree to coordinate among themselves any release or report to the public and/or to any authority of information relating to the transaction hereof.

15.5.	Notices

15.5.1.	All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party’s address as set forth below:

If to the Investors:	to such address and by facsimile as set forth in Schedule A.

If to the Company:	NUR Macroprinters Ltd. Attn: David Amir, CEO P.O. Box 1281 12 Abba Hillel Silver Street Lod 71111 Israel Facsimile: +972-8-9218918

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

15.5.2.	Any notice sent in accordance with this Section 15.5 shall be effective (i) if mailed, five (5) business days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if send via telecopier, upon transmission and telephonic confirmation of receipt (provided that if transmitted on a day that is not a business day, on the next business day).

15.6.	Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior representations, understandings and agreements among the parties are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged, either prospectively or retroactively, and either generally or in a particular instance, by written consent of Company and Lead Investor, other than the Registration Rights Agreement, which may only be amended as set forth therein.

15.7.	Survival. All representations and warranties set forth in this Agreement as well as the indemnification provisions shall survive for a period of four (4) years following the Closing.

15.8.	Rights; Severability. In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. The parties hereto shall be obliged to draw up an arrangement in accordance with the meaning and the object of the invalid provision.

15.9.	Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

15.10.	Stamp Duty, Other Duties and Expenses. All stamp duty and other duties and expenses incurred in connection with the execution and performance of this Agreement shall be borne by the Company, unless specifically stated otherwise.

15.11.	Assignment. The rights and obligations pursuant to this Agreement, or any part thereof, may be assigned or otherwise conveyed by the Investors or any subsequent transferee, both prior to and/or after the Closings, provided that such transferee agrees in writing to be bound by this Agreement. The Company may not assign or otherwise convey any of its rights and/or obligations pursuant to this Agreement.

15.12.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be a duplicate original, but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE TO FOLLOW]

[SIGNATURE PAGE]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd.

By:
            ________________________
Name: Oded Akselrod
            ________________________
Title:   Director
            ________________________

By:
            ________________________
Name: David Seligman
            ________________________
Title:   Chief Financial Officer
________________________	Fortissimo Capital Fund GP LP.
By: Fortissimo Capital (GP)
Management Fund Ltd, its
general partner

By:
            ________________________
Name: Yuval Cohen
            ________________________
Title:   Director
            ________________________

AMENDMENT NUMBER 1 TO
SHARE PURCHASE AGREEMENT

This Amendment (the “Amendment”), is entered into as of September 11, 2005, by and among NUR Macroprinters Ltd., a company registered under the laws of the State of Israel (the “Company”) and Fortissimo Capital Fund GP, LP on behalf of the several limited partnerships for which it serves as the general partner, as well as on behalf of any third party investors (the “Lead Investor”) together with any subsidiary or any other entity controlled, controlling or under common control therewith listed in Schedule A to the SPA, defined hereunder (each, the “Investor” and collectively, the “Investors”).

WHEREAS,	the Company, the Lead Investor and the Investors, entered into a Share Purchase Agreement on August 21, 2005 (the “SPA”);

WHEREAS,	the parties desire to amend certain terms of the SPA as provided herein.

NOW, THEREFORE, the parties agree as follows:

1.	INTERPRETATION; DEFINITIONS

1.1.	In this Amendment, all capitalized terms shall have the meanings ascribed thereto in the SPA.

2.	INVESTMENT; ACQUIRED SHARES; GRANT OF WARRANTS

Section 2.7(b) of the SPA is hereby amended and replaced with the following new Section 2.7(b):

“2.7(b)	If the Closing does not take place due to: (i) the election of the Lead Investor in accordance with the provisions of Sections 10.5 (Due Diligence) or 10.6 (Adverse Event), (ii) the Company’s failure to enter into the Debt Restructuring Agreement within the twenty-two (22) days set forth in Section 10.1 below, or (iii) the Company’s failure to effect the Closing, then the Escrow Agent shall, upon receipt of written instructions from the Lead Investor that the Closing did not take place for any one of such reason(s), transfer the Escrow Amount to the Investors.”

3.	ACTIONS PRIOR TO CLOSING

3.1	Section 10.1 of the SPA is hereby amended and replaced with the following new Section 10.1:

“10.1	Debt Restructuring Agreement. The Board shall have approved and executed within twenty two (22) days of the date hereof, the Debt Restructuring Agreement with the Banks, a copy of which will be attached to this Agreement as Schedule 4.2.1(d). In the event that the Company shall have not entered into the Debt Restructuring Agreement within the aforementioned period, then the Investors may terminate this Agreement with no further liability and receive the Escrow Amount.

3.2	Section 10.5 of the SPA is hereby amended and replaced with the following new Section 10.5:

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“10.5	Due Diligence. The Lead Investor may decide not to proceed with the investment hereunder if its findings after completion of its due diligence, including financial and legal due diligence are not to its satisfaction. The Investors shall have a 22-day period commencing immediately following the execution of this Agreement to complete their due diligence (the completion of such due diligence shall be referred to as the “DD Completion”). If the Investors are not satisfied with the due diligence results during said period, then the Investors will not be obligated to consummate the transaction contemplated hereunder.”

3.3	Section 10.6 of the SPA is hereby amended and replaced with the following new Section 10.6:

“10.6	(a) Adverse Events. If at any time prior to the Closing, the Lead Investor becomes aware of a particular event or circumstances not in the Company’s ordinary course of business that are unknown to the Company or are known to the Company and not reported to the Investors, which have, in the aggregate, an adverse effect on the Company of US$3,000,000 (the “Adverse Event”), then, the Lead Investor may decide not to proceed with the investment hereunder. It is agrees that “Adverse Event” shall include (i) any circumstances that prevent the Company from holding the general meeting of shareholders for approval of this Agreement on or before the date set for Closing; and (ii) any imposition of value added tax, irrespective of the amount thereof, in connection with the transactions contemplated hereby and/or the Debt Restructuring Agreement.

(b) For the avoidance of doubt, it is hereby agreed that if an Adverse Event described in 10.6(a)(ii) above occurs, then the Company shall be prohibited from objecting to an Adverse Event Release Notice (as defined in the Escrow Agreement) having been issued by the Lead Investor pursuant to Section 4.3(c) of the Escrow Agreement, to the extent that such Adverse Event Release Notice has been issued thereby.”

4.	MISCELLANEOUS

4.1.	Amendment. This Amendment has been entered into pursuant to Section 15.6 of the SPA and is in compliance therewith.

4.2.	Continuation of SPA. Other than as specifically amended herein, all other terms and conditions of the SPA remain in full force and effect.

4.3.	Counterparts. This Agreement may be executed in multiple counterparts, including, without limitation, by facsimile signature, which taken together shall constitute a single document.

[Signature Page Immediately Follows]

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[Signature Page]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first written hereinabove.

NUR Macroprinters Ltd.

By:
            ________________________
Name: David Amir
            ________________________
Title:   President and CEO
            ________________________

By:
            ________________________
Name: David Seligman
            ________________________
Title:   Chief Financial Officer
________________________	Fortissimo Capital Fund GP LP.
By: Fortissimo Capital (GP)
Management Fund Ltd, its
general partner

By:
            ________________________
Name: Yuval Cohen
            ________________________
Title:   Director
            ________________________

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